ZOOZ Power Ltd.

4B Hamelacha St.

Lod 7152008

Israel

VIA EDGAR

March 15, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Austin Pattan

Re:	ZOOZ Power Ltd. Registration Statement on Form F-4, as amended (File No. 333-277295) (the “Registration Statement”)

Dear Mr. Pattan:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, ZOOZ Power Ltd., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 3:00 p.m. Eastern Standard Time on Monday, March 18, 2024, or as soon as thereafter practicable.

Very Truly Yours,

ZOOZ POWER LTD.

By:	/s/ Boaz Weizer
Name:	Boaz Weizer
Title:	Chief Executive Officer

cc:	Nahal A. Nellis, Esq.
Ellenoff Grossman & Schole LLP

Steven M. Skolnick, Esq.
Lowenstein Sandler LLP